U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Robertson                           M.                   G.
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   (Last)                           (First)             (Middle)

   977 Centerville Turnpike, SHB-301
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                                    (Street)

   Virginia Beach                     VA                  23463
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Natural Solutions Corporation ("ICEB")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     July 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Chairman
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                    (A)            of Month       Indirect  Beneficial
Title of Security                     Date          ------------   Amount         or    Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code    V                    (D)            and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value                                                                     4,142,200      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value         07/31/01       P          5,208,333         A      $0.096   9,350,533      D
====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying      8.      ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities         Price   Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)   of      ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------   Deriv-  Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)          Amount     ative   at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------          or         Secur-  of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-          Number     ity     Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion             of         (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)    (D)   cisable  Date     Title   Shares     5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Convertible
Debentures (1)                                                                                             7,540,000 D
------------------------------------------------------------------------------------------------------------------------------------
Right to Acquire
Shares of                                                                      Common
Common Stock (2)    $0.25    (2)      J         1,103,029    Immed.   (2)      Stock   1,103,029  $275,757 1,103,029 D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock
Warrants                                                                                                   3,000,000 D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) Derivative  Securities consist of one $750,000  Convertible  Debenture,  one
    $250,000  Convertible  Debenture,  one $350,000 Convertible  Debenture,  one
    $435,000 Convertible Debenture and one $100,000 Convertible Debenture, all of which are convertible into Common Stock at $0.25 per share.

(2) Convertible Debentures held by Reporting Person accrue interest at the rates set forth therein. Such interest is payable semi-annually in cash or in the right to acquire shares of Common Stock, at the option of Issuer. As of July 31, 2001, Reporting Person is entitled to interest with respect to all of the Convertible Debenture in the amount of $275,757, all of which is in the form of the right to acquire shares of Common Stock. The right to acquire shares of Common Stock with respect to accrued interest for a particular Convertible Debenture expires on the expiration date of such Convertible Debenture.



      /s/ M. G. Robertson                                     Aug. 10, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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